Offering Statement for Puro Trader, Inc ("Yahyn")

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Puro Trader, Inc

   25 SUNDIAL AVE STE 406

Manchester, NH 03103

Eligibility

2. **The following are true for Puro Trader, Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jonathan Cooper

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Our Director, serial entrepreneur with 20+ years of experience, with his most recent successful exit being the company he founded, Ebbu, which was sold to Canopy Growth Corporation. Currently, Jon serves as the CEO of Gigadex since January 2020, a new artificial intelligence company, as well as continuing his role as the managing director of Evolution Ventures, LLC, a role he has held since 2013. CEO of Gigadex, Jan 2020 - Present; Managing Director of Evolution Ventures LLC, 2013 - Present; Board Member of Puro Trader, Inc - 6/1/2019 - Present

   Name
   Pierre Rogers

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Youngest SVP at Columbia Management (Asset Management arm of Bank of America) before

airlifting sales and distribution team to Prudential Asset Manager. Serial Entrepreneur having started and/or sat as a board advisor on 4 previous companies with Head of Business Development and Intermediary Distribution for and alternative asset manager prior to founding PuroTrader. Prior to serving full time as the CEO of Puro Trader, Pierre served as head of Intermediary Distribution for the VC startup Alumni Ventures Group, a position he held from Jan of 2018 to Oct of 2019. Immediately before that role at AVG, Pierre served as the Senior Vice President of institutional sales at Amundi Pioneer, Piedmont Capital, and Prudential Financial during the period of Dec 2007 to Dec 2017. Head of Intermediary Distribution at Alumni Ventures Group - Jan 2018/Oct 2019 Senior Vice President of institutional sales at Amundi Pioneer, Piedmont Capital, Prudential Financial - Dec 2007/Dec 2017 CEO at Puro Trader, Inc - May 2019/Present

Name
Tod Nestor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Former CFO at Bacardi who integrated the acquisition of Grey Goose Vodka. Senior Treasury Analyst and Finance Manager Pepsi Co. Former CFO of Fairway Market large scale Grocery chain. Currently, Tod is the President and CFO of Energy Focus, Inc, a $20,000,000/yr publicly traded LED lighting provider, a position he has held since Jul 2019. Prior to his position as a Director at Puro Trader, Inc, Tod has served as Chairman of his startup, Tailgate Dogs & Sausages, inc, from Jan 2017 to current, as well as the Executive Vice President and CFO of Alumni Ventures Group, from Sept 2017 to Jul 2018. Chairman at Tailgate Dogs & Sausages, Inc - Jan 2017/Present Executive Vice President and CFO of Alumni Ventures Group -Sept 2017/Jul 2018 Director at Puro Traded, Inc - May 2019/ Present

Name
Joshua Leavitt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Serial entrepreneur, who, prior to his taking on the role of SVP for Puro Trader, Joshua served as the SVP of finance and operations in the development of Alumni Ventures Groups back end systems, facilitating its hyper-growth phase from $5,000,000 in AUM, to $300,000,000 in AUM from the period of Jan 2016 to March 2019. Prior to his entrepreneurial work, Joshua has also served as the senior corporate finance analyst for performance sports group ($500,000,000/yr in sales), and as a lead auditor and tax accountant for the firm Rowley and Associates of Concord NH. SVP of finance and operations at Alumni Ventures Group - Jan 2016 / March 2019 SVP at Puro Trader, Inc - May 2019 / Present

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Pierre Rogers

Securities:	71,000
Class:	Common Stock
Voting Power:	63.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Yahyn is aiming to positively disrupt the way wine is purchased, distributed, and consumed. Consumers can now purchase from very large inventories of wine with convenience and have it shipped to their doorstep. Sellers can sell online quickly and easily with fully compliant and integrated e-commerce experience. Yahyn's platform aims to serve as an inexpensive additional line of distribution that most sellers would not have access to on their own. Through its proprietary OCR technology, Yahyn focuses on converting every user into a sommelier. Our algorithm, built on knowledge drawn from our partners such as the French Laundry and Wine Spectator, guides customers to the best option or value wine to accompany your meal. We also offer integrated social media, blogs, reviews and personal connections between members of our communities to share in all things wine.

Yahyn currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Puro Trader, Inc speculative or risky:**
   1. Risk in this particular industry is mostly associated with external risks related to changes in alcohol distribution laws both at federal and state levels. That said, at this point, there are no impactful laws on the horizon. Additionally, to mitigate against any legislative violations, we have hired the alcohol and tobacco lobbyist firm Troutman and Sanders and built out a matrix of laws governing the shipments of alcohol and spirits throughout the country. This matrix has been encoded into our platform as well as made flexible enough to account for future changes.
   2. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might

have more capital than we have, and launch its own business that competes with us.

3. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

4. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects, and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, might be detrimental to our business.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Puro Trader, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,956 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The use of funds for this round is to cover the cost of finishing the build out of the Yahyn platform, increase features, functionality, and ease on vendor on boarding for Puro Trader, and funding marketing operations to grab market share.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,241
Engineering	$0	$50,000
Staff	$0	$15,000
Marketing	$9,510	$36,715
Total Use of Proceeds	**$10,000**	**$106,956**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Puro Trader, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $44.38 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	250,000	111,667	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options		9,750

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    Currently, there is an option pool that has not yet been fully awarded. Assuming this pool is fully allocated and vested, it will when exercised, dilute existing shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    Puro Trader aims to launch a series A round to raise no less than $1,000,000 within the next 15 months. The issuance of additional shares of our stock will dilute your ownershp. As a result, if we achieve profitable operations in the future, our net income per share might be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. In our current model, we assume we will conduct future buybacks, starting in year 3, with the expectation of buying back shares at a 3x value from our investors. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. In the case of the sale of our company or of the assets of our company, it may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by the manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jon Cooper
Amount Outstanding:	$65,000
Interest Rate:	8.0%
Maturity Date:	December 9, 2021
Other Material Terms:	

> Convertible Note, payable on demand so long as the company has excess of $200,000 in cash on hand. Otherwise, converts at a $,000,000 valuation cap or 20% discount.

Creditor(s):	Jon Cooper
Amount Outstanding:	$65,000
Interest Rate:	8.0%
Maturity Date:	January 9, 2022
Other Material Terms:	

> Convertible Note, payable on demand so long as the company has excess of $200,000 in cash on hand. Otherwise, converts at a $6 million valuation cap or 20% discount

Creditor(s):	Soroosh Kiani
Amount Outstanding:	$25,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

> Payable upon either $1,000,000 in total financing raised or operational cash flow sufficient to pay him back.

Creditor(s):	Pierre Rogers
Amount Outstanding:	$18,088

Interest Rate:	0.0%
Maturity Date:	January 31, 2021
Other Material Terms:	

Our CEO, Pierre Rogers, provided a loan of $18,088 to the Company. The loan has no interest rate and payment can be postponed until the Company has ample cash flow from operations or cash reserves.

25. **What other exempt offerings has Puro Trader, Inc conducted within the past three years?**

Date of Offering:	06/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$250,000
Use of Proceeds:	

Reengineer the Puro Trader platfrom to accomodate a kayak.com style system for retailers and distributors as well as put the professional team in place to operationalize the business.

Date of Offering:	10/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$130,000
Use of Proceeds:	

Expanded upon the engineering of Puro Trader as well as develop the sister platform Yahyn.com to open the wine and spirits markets up.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Revenues decreased to $17,162 in the year ended December 31, 2019, as compared to $25,906 in the year ended December 31, 2018. However, the Company's gross profit increased to $15,485 in the year ended December 31, 2019, as compared to $14,663 in the year ended December 31, 2018. In the year ended December 31, 2019, cash proceeds of $380,000 from the issuance of common stock plus cash proceeds of $90,000 from the sale of convertible notes, provided us with the cash resources needed to pay wages and consultants to (i) build our platform, which integrates the inventory management systems of retailers, distributors and producers in an online seller's profile; and (ii) attract a community of approximately 100,000 members and a month over month growth rate of approximately 28%. Currently, Puro Trader Inc (aka Yahyn) is running in a post-revenue, pre-profit model. We have our systems in place and, after onboarding our 3 major vendors to Puro Trader, we are aiming to have a larger online offering available with the expectation of generating positive monthly cash flow before the end of the second quarter of 2020. We believe our business can grow rapidly because we do not carry any inventory or accounts receivable. We sell inventory owned by other companies and we collect a transaction fee from the buyer and the seller when a sale is completed. We raised our angel round at a $3,000,000 valuation: Given the development of Yahyn we believe that we expanded our available market as we anticipate we can grow in the short term at greater than 30% on a month-to-month basis. We believe the Company now has a pre-money valuation of $5,000,000, or $44.38 per share.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$25,906	($42,545)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of**

securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the

United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Puro Trader, Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Yahyn. 78% of wine drinkers base their buying decision on two factors, brand name and brand awareness, or the aesthetic of the label. Which means that people make choices not based on how good the wine tastes. The wine industry as a whole has buried consumers in data in a race to educate the customer. Vintage, varietal, blends, regions, ratings, pairings, and tasting notes create an unintended consequence which is known as the paradox of choice. Providing customers with too many options decreases the likelihood they will make a purchase. We know that the industry doesn't understand. We polled consumers and watched customer behavior in the real world. The overwhelming majority of people want a good bottle for a fair price. The problem is that both of those things are subjective. What consumer behavior teaches us is that within social settings there tends to be an authority on wine within the group that the group defaults to for the buying decisions. This unfolds in both social and business settings. When we dig deeper, people tell us that they wish or want to know more about wine, but their bandwidth just doesn't allow for it. They are relieved to give that decision over to an authority. This is where Yahyn steps in to empower every user, not with education, but with a direct recommendation based upon their options. As mentioned before, in many social settings the group decides who is the most knowledgable in wine, and hands him or her the wine menu. Using our OCR technology, the user snaps a picture of the wine menu, enters basic preferences, and a recommendation is given. The recommendation is based on the average of the top critics scores and the msrp vs. the restaurant's menu price. This gives us a ratio of taste over value. We then can give the user the best value recommendation, which is the highest-rated best tasting to the fairest price, the lowest markup over retail. This creates tremendous value for the user, as they are instantly a sommelier. This customer type is widely underserved in the marketplace, but gives us tremendous insight into buying habits and preferences. Armed with their buying habits and preferences, our ability to market to that consumer is significantly more effective. We are then able to put these folks into the top of our sales funnel. The Yahyn platform integrates merchants, defined and retailers and vineyards, point of sale systems and inventory systems in real time into Yahyn. This gives us the diversified and distributed inventory we offer customers for price and inventory discovery. This has a further compounding effect around shipping costs, as logistics costs can be reduced. Furthermore, the internet has positively disrupted nearly every industry from transportation to hospitality, to mattress buying. Only 5% of wine purchases currently happen online. However, the year over year growth is trending steeply higher. Growing at double digits year over year, which is incredibly exciting, and is signaling a market trend. We believe the market is in making recommendations, rather than in education. Using the customer data, we are able to use our diversified inventory platform to give our users price and inventory discovery. This gives us the ability to delight customers with higher accuracy and consistency. Yahyn believes in bucking antiquated protocols, and we do this by enhancing peoples' most treasured celebratory moments. We do this by turning our users into instant sommeliers, by providing option specific recommendations so they can get back to enjoying time with friends, family, and colleagues.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.PDF
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:
  Offering Page JPG: offeringpage.jpg
  Pitch Deck: pitchdeck.pdf
Financials:
  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.yahyn.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.